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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           MORRISON RESTAURANTS INC.
                           (Name of Subject Company)

                           MORRISON RESTAURANTS INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
 AND THE ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED
                                     STOCK
                         (Title of Class of Securities)

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                                   618478101
                     (CUSIP Number of Class of Securities)

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                                DOLPH W. VON ARX
                             CHAIRMAN OF THE BOARD,
                           MORRISON RESTAURANTS INC.
                             3300 HIGHLANDS PARKWAY
                                   SUITE 130
                             ATLANTA, GEORGIA 30082
                                 (770) 308-3700
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                        the Person(s) Filing Statement)

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                                    Copy to:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                                SIXTEENTH FLOOR
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Morrison Restaurants Inc., a Georgia corporation (the "Company"). The address of the principal executive offices of the Company is 3300 Highlands Parkway, Suite 130, Atlanta, Georgia 30082. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, $.01 par value per share (the "Common Stock"), of the Company, including the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, $.01 par value per share, of the Company issued pursuant to the Rights Agreement dated as of March 2, 1996, as amended and supplemented, between the Company and SunTrust Bank, N.A., as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 29, 1998 (the "Schedule 14D-1"), by Piccadilly Acquisition Corporation, a Georgia corporation (the "Offeror") and a wholly-owned subsidiary of Piccadilly Cafeterias, Inc., a Louisiana corporation ("Parent"), to purchase all outstanding Shares at a price of $5.00 per Share, net to the seller thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 29, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer" and are filed as Exhibit 1 hereto and are incorporated herein by reference). The Offer is being made pursuant to the terms of the Plan and Agreement of Merger dated as of April 22, 1998 (the "Merger Agreement") among the Company, Parent and the Offeror. The Merger Agreement provides, among other things, that after completion of the Offer, subject to the terms and conditions of the Merger Agreement, the Offeror will be merged (the "Merger") with and into the Company and each outstanding Share (other than those held by Parent, Offeror or any other direct or indirect Subsidiary of Offeror or held in the treasury of the Company, or by shareholders, if any, who are entitled to and who properly exercise appraisal rights under the Georgia Business Corporation Code (the "GBCC")) will be converted at the effective time of the Merger (the "Effective Time") into the right to receive $5.00 in cash, without interest. The Merger Agreement is filed as Exhibit 2 hereto and is incorporated by reference herein. The terms of the Merger Agreement are described more fully under the caption "The Merger Agreement" in the Offer to Purchase and such description is incorporated by reference herein.

     The purpose of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby is to enable Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that such acquisition will be effected and to permit Parent to acquire control of the Company at the earliest practicable date. The purpose of the Merger is to permit Parent to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that will constitute 66 2/3% of the outstanding Shares, on a fully diluted basis (the "Minimum Condition").

     The address of the principal executive offices of the Offeror, as set forth in Schedule 14D-1, is 3232 Sherwood Forest Boulevard, Baton Rouge, Louisiana 70816.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors or affiliates are described on pages 5 through 13 of the Company's Proxy Statement dated August 20, 1997 relating to the Annual Meeting of Shareholders held September 24, 1997 (the "Proxy Statement"). A copy of pages 5 through 13 of the Proxy Statement is filed as Exhibit 3 hereto and the portions thereof referred to above are incorporated by reference herein.

     As described on page 11 of the Company's Proxy Statement, included in
Exhibit 3 hereto, the Company has entered into Change of Control Agreements with each of Ronnie L. Tatum, Craig D. Nelson, Mitchell S. Block and Ginny P. Green, which provide for payments upon termination of employment under certain conditions following a change of control. On April 22, 1998, concurrently with the execution and delivery of the Merger Agreement and as required by the terms thereof, each of Messrs. Tatum, Nelson and Block and Ms. Green entered into a letter agreement with the Company pursuant to which he or she waived any rights under the Change of Control Agreement resulting from the transactions contemplated by the Merger Agreement, created by the Offer or the Merger and agreed that his or her Change of Control Agreement will be deemed terminated effective upon the Effective Time.

     On March 6, 1998, the Company entered into stay bonus agreements (collectively, the "Stay Bonus Agreements") with each of Messrs. Tatum, Nelson and Block and Ms. Green to encourage such individuals to remain in the employ of the Company during the process of its evaluation of strategic alternatives, as well as through the consummation of a transaction and a winding up period thereafter. The Stay Bonus Agreements provide for the payment of additional compensation in an amount equal to nine (9) times the parties' then current monthly base pay, less applicable withholding, in the event any one of the following occurs: (i) employment is terminated by the Company for any reason other than "Good Cause" (as defined in the Stay Bonus Agreement); (ii) the Company experiences a "Change of Control" (as defined in the Stay Bonus Agreement); or (iii) the party remains employed through December 31, 1999. As a condition to an executive's eligibility to receive the stay bonus, the Company may require such executive to continue as an employee for a period not to exceed 60 days following the Change of Control. Pursuant to the Merger Agreement, Parent has agreed to cause Offeror to honor these Stay Bonus Agreements.

     The Company has indemnification agreements (collectively, the "Indemnification Agreements") with each of its directors and officers. The form of Indemnification Agreement is filed as Exhibit 4 hereto and is incorporated by reference herein. Each Indemnification Agreement provides that the Company will indemnify and hold harmless the director or officer party to it (an "Indemnitee") to the fullest extent permitted by its Articles of Incorporation, Bylaws and the GBCC, as the same exist or may hereafter be amended, against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in any settlement approved in advance by the Company, such approval not to be unreasonably withheld) (collectively, "Indemnifiable Expenses") actually and reasonably incurred or suffered by Indemnitee in connection with any present or future threatened, pending or contemplated investigation, claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative (collectively "Indemnifiable Litigation"), (i) to which Indemnitee is or was a party or is threatened to be made a party by reason of any action or inaction in Indemnitee's capacity as a director or officer of the Company, or (ii) with respect to which Indemnitee is otherwise involved by reason of the fact that Indemnitee is or was serving as a director, officer, employee or agent of the Company, provided, however that no subsequent change in the Company's Articles of Incorporation or Bylaws or the GBCC should have the effect of limiting or eliminating the indemnification available under the Indemnification Agreement as to any act, omission or capacity for which the Indemnification Agreement provides indemnification at the time of the act, omission or capacity. If any change after the date of the Indemnification Agreement in any applicable law, statute or rule narrows the right of the Company to indemnify an Indemnitee, such change, to the extent otherwise required by law, statute or rule to be applied to the Indemnification Agreement, shall have no effect on the Indemnification Agreement or the parties' rights or obligations hereunder. Notwithstanding the foregoing, unless the Board of Directors of the Company consents, Indemnitee shall not be indemnified and held harmless in any Indemnifiable Litigation (a) initiated by Indemnitee or (b) pending on or before the date of Indemnitee's Indemnification Agreement.

     In the event of payment under an Indemnification Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

     The Company is not obligated under the Indemnification Agreements to make any payment in connection with any claim made against the Indemnitee: (i) for which payment is actually made to the Indemnitee under a valid and collectible insurance policy, except in respect of any excess beyond the amount of payment under such insurance: (ii) for which the Indemnitee is entitled to indemnity and/or payment by reason of having given notice of any circumstance which might give rise to a claim under any policy of insurance, the terms of which have expired prior to the effective date of the applicable Indemnification Agreement; (iii) for which the Indemnitee is indemnified by the Company otherwise than pursuant to the applicable Indemnification Agreement; (iv) based upon or attributable to the Indemnitee gaining in fact any personal profit or advantage to which he was not legally entitled; (v) for an accounting of profits made from the purchase or sale by the Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange of 1934, as amended (the "Exchange Act"), or similar provisions of any state statutory law; or (vi) brought about or contributed to by the dishonesty of the Indemnitee seeking payment hereunder; however, notwithstanding the foregoing, the Indemnitee shall be protected under the appropriate Indemnification Agreement as to any claims upon which suit may be brought against him by reason of any alleged dishonesty on his part, unless a judgment or other final adjudication thereof adverse to Indemnitee shall establish that he committed acts of active and deliberate dishonesty with actual dishonest purpose and intent, which acts were material to the cause of action so adjudicated.

     In addition, pursuant to the Indemnification Agreement, the Company will pay Indemnifiable Expenses incurred by an Indemnitee in connection with any Indemnifiable Litigation in advance of the final disposition thereof, provided that the Company has received an undertaking from or on behalf of Indemnitee to repay the amounts advanced to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company under the appropriate Indemnification Agreement or otherwise.

     The Merger Agreement provides that Parent will maintain the existing directors' and officers' liability insurance, or provide comparable coverage under its own directors' and officers' insurance policy, for a period of six years from the date the Offeror first purchases Shares pursuant to the Offer, subject to an aggregate cap on indemnification of $10,000,000. The Merger Agreement also provides that all rights to indemnification by the Company for acts or omissions occurring at or prior to the Effective Time, and acts or omissions related to the Plan of Merger in favor of the current or former officers and directors of the Company as provided in its organizational documents shall continue after the Effective Time.

     In connection with the execution of the Merger Agreement, each of the directors has delivered to Parent a letter agreement dated April 22, 1998, pursuant to which he or she has agreed that so long as the Merger Agreement remains in effect, acting solely in his or her capacity as a shareholder of the Company, with respect to all Shares as to which he or she has sole voting power, he or she shall not make any demand or take any action to perfect the right for appraisal of such Shares in accordance with the provisions of Article 13 of the GBCC.

     Except as set forth above, to the best knowledge of the Company, there are no contracts, agreements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Offeror or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     FOR THE REASONS OUTLINED BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER, CONSIDERED AS A WHOLE, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS TENDER THEIR SHARES IN THE OFFER.

     The Company's business has been negatively affected during the last three fiscal years and the first nine months of the current fiscal year by declining customer counts. The Company believes that this trend was largely caused by over-building and increased competition in the restaurant industry and by a general decline in mall traffic, where the Company operates a majority of its units. In addition, beginning in fiscal 1997, the Company's business was further negatively affected by increased food costs and the implementation of a new federal minimum wage in October 1996 and September 1997. As of March 1, 1997, the Company was not in compliance with certain covenants contained in its then existing credit facility. The Company and the lender amended the credit facility, and all covenant violations were waived by the lender. In June 1997, the Company replaced that facility with the Company's current credit facility.

     Commencing in the latter part of the first quarter of fiscal year 1998, the Company's management implemented a number of measures designed to achieve growth under these difficult industry conditions. Given the industry's unit saturation, management focused its efforts primarily on increasing sales from existing locations rather than opening new units. The Company intensified its marketing at the local restaurant level, stressing involvement in community life and activities and targeted additional sales opportunities through church, civic and educational institutions. Additionally, the Company eliminated the use of costly and ineffective electronic media in its advertising efforts. For developing new and replacement restaurants, the Company used a new store model, which required a lower investment and was substantially more cost-effective to operate than a traditional restaurant. The Company also implemented price increases in an attempt to pass increased costs along to customers and to reduce the same-store sales impact of decreasing customer counts. In addition, the Company took numerous other cost-containment measures, including improvements in the food control system, elimination of a layer of supervisory restaurant management and corporate staff reductions.

     The effects of these measures, however, were not evident in the Company's financial results for the first and second quarters of fiscal year 1998. Customer trends during the first and second quarters of fiscal 1998 continued to be negative and to adversely affect the Company's results of operation, and earnings for the quarters were lower than anticipated. As a result, on September 22, 1997, the Company retained Ernst & Young Financial Services Group ("E&Y FSG") to advise the Company in connection with its relationship with its principal lender.

     At the regularly scheduled meeting of the Board of Directors which was held in conjunction with the Annual Meeting of Shareholders on September 24, 1997, management advised the Board of Directors of the probability that, based on trends existing at that time, and the Company's historical dividend policy, one or more of the financial covenants contained in the Company's credit facility would be violated at the end of the second quarter of fiscal 1998. Given the Company's financial performance in previous quarters and its prospects for the near future, the Board of Directors suspended the payment of cash dividends beginning with the cash dividend with respect to the first quarter of fiscal 1998.

     At the same meeting, Dolph W. von Arx, the Chairman of the Board of Directors, reported on informal discussions between the Company's management and two investors who had expressed an interest in a transaction involving the Company. In addition, Mr. von Arx reported that Ronald A. LaBorde, the Chief Executive Officer of Parent, had also contacted Ronnie L. Tatum, Chief Executive Officer of the Company, and indicated that he would be interested in pursuing discussions about a possible relationship between Parent and the Company. Messrs. LaBorde and Tatum met in October 1997 and discussed the possibility of a business combination between the two companies.

     The Board of Directors held a special meeting on November 5, 1997 to receive a presentation from E&Y FSG. During this presentation, E&Y FSG reviewed the history of the credit facility, the potential covenant violations, the restaurant industry and the Company's position therein, operational alternatives that the Company should consider and possible strategic solutions involving third parties. E&Y FSG also reviewed with the Board of Directors the terms of a proposed credit facility restructuring which included interest rate increases, collateralization of the indebtedness and modification of covenants. Though the Company had not engaged E&Y FSG to assist the Company in an assessment of its strategic alternatives, E&Y FSG identified certain strategic weaknesses that would have to be addressed in connection with a restructuring of the credit facility. In particular, the E&Y FSG analysis suggested that, given the existing trends in the Company's cafeteria business, the Company would require significant additional capital to effect a turnaround in its operations by changing the location of its cafeteria units from mall to freestanding, closing unprofitable units and building new, smaller and potentially more profitable restaurants.

     Faced with the prospect of continuing negative operating trends and the prospect of potential acquirors contacting the Company, the Board of Directors determined that it would be advisable for the Company to retain an investment banking firm to assist the Company in reviewing its strategic alternatives. The Board of Directors appointed a committee consisting of E. Eugene Bishop and Dolph W. von Arx to interview various investment banking firms and to select a financial advisor to the Company. The committee interviewed three investment banking firms and selected Wheat First Securities, Inc. ("Wheat First Union") as financial advisor to the Company to advise it with respect to strategic alternatives. The Company retained Wheat First Union by engagement letter dated December 5, 1997.

     At a special meeting of the Board of Directors held on December 15, 1997, Wheat First Union reported on its initial preliminary review of the Company's business and its prospects. Wheat First Union's assessment largely confirmed the preliminary indications given by E&Y FSG that the Company would require significant capital expenditures to effect a return to significant profitability. While some of the measures that the Company had implemented beginning in the latter part of the first quarter of fiscal 1998 had some positive impact, overall operating trends continued to be negative and, in particular, the Company's cash flows were trending down. Wheat First Union also reviewed with the Board of Directors on a preliminary basis the strategic alternatives available to the Company. These alternatives included: remaining independent; the sale of the Company either to a financial buyer or a strategic buyer; and the possibility of selling some of the geographic divisions of the Company as separate units with the remaining business to be operated by current management as a public company or sold in a buy-out with management participation. Wheat First Union indicated that it believed that, although shareholder value could be maximized through a sale of geographic divisions to a number of purchasers, given the complexity of multiple transactions, a sale of the Company to a strategic purchaser would be the more likely alternative for the Company.

     Following this presentation and subsequent discussion, the Board of Directors authorized Wheat First Union to contact a broad range of potential purchasers, both financial and strategic, to determine the available level of interest such parties might have in a transaction with the Company. The Board of Directors also authorized Wheat First Union to prepare a confidential memorandum containing information about the Company and its business and provide such information to those parties that indicated an interest in pursuing a transaction involving the Company or any of its geographic divisions.

     At its regularly scheduled meeting on January 13, 1998, the Board of Directors again reviewed with Wheat First Union the Company's strategic alternatives and determined to continue the process authorized at the previous meeting, and the Company publicly announced Wheat First Union's engagement in its quarterly earnings release on the following day.

     As authorized by the Board of Directors, Wheat First Union contacted 27 potential strategic and financial purchasers. The Company entered into confidentiality agreements with 16 of these potential purchasers, including Parent, pursuant to which Wheat First Union provided to them copies of the confidential memorandum. Of the parties that received the information package, four submitted preliminary proposals indicating an interest in pursuing a possible acquisition of, or merger with, the Company.

     At a special meeting held on February 24, 1998, the Board of Directors appointed a special negotiating committee (the "Special Committee"), comprised of Dolph W. von Arx, Dr. Donald Ratajczak and J. Veronica Biggins, to negotiate with potential bidders, consider alternatives and otherwise manage the strategic process and present to the full Board of Directors one or more proposals as it deemed appropriate. The Board of Directors reviewed with Wheat First Union the preliminary indications of interest received, and instructed Wheat First Union to arrange for further due diligence by these parties and to request revised proposals by March 31, 1998. Three of these parties submitted final proposals to the Company.

     After consulting with the Special Committee, Wheat First Union negotiated further with the potential purchasers and, following these negotiations, by letter dated March 27, 1998, Parent submitted to Wheat First Union a revised proposal for the acquisition of the Company's outstanding Shares for an aggregate consideration of $42,000,000 in cash, subject to the execution of a mutually acceptable definitive agreement. In its proposal Parent expressed a preference for an all-cash merger, with a friendly cash tender offer for the Shares to be commenced shortly after the execution of the definitive agreement and with the tender offer being supported by the Board of Directors of the Company. In addition, by letter dated March 31, 1998, a publicly held company in the restaurant industry ("Company A") also submitted to Wheat First Union its revised preliminary non-binding indication of interest to acquire all of the outstanding Shares of the Company at a purchase price of $4.50 per Share payable in Company A's stock. Company A's indication of interest was based upon certain assumptions and subject to material additional due diligence and the negotiation and execution of a definitive agreement.

     Counsel to the Company sent initial drafts of acquisition agreements to Parent and Company A on March 31, 1998 and April 9, 1998, respectively, and commenced negotiations of the agreement with Parent's counsel. During the discussions that followed, Parent indicated that it would increase the proposed consideration to $5.00 per Share in cash and Company A indicated that it would consider additional revisions to its proposal, including an increase in the proposed consideration and a change in the structure of the proposed transaction.

     On April 10, 1998, the Special Committee and Wheat First met to discuss the existing proposals and the status of negotiations with potential purchasers. At its regularly scheduled meeting that followed, the Board of Directors considered the three final acquisition proposals submitted to the Company. Following this meeting, Wheat First Union informed Parent that the Company would pursue negotiations exclusively with Parent for a week to enable Parent to complete its due diligence and to negotiate the terms of a definitive agreement. Company A was also informed that the Company would negotiate exclusively with Parent. Counsel for the Company and Parent continued negotiations with respect to the proposed agreement between Parent and the Company, and Parent continued its due diligence investigation of the Company.

     On April 21, 1998, the Board of Directors met again to consider the revised proposals from Parent and Company A and determined that Parent's proposal was superior. The Board of Directors reviewed the terms of the draft agreement and plan of merger with legal counsel and received and considered the verbal opinion of Wheat First Union with respect to the fairness of Parent's proposal from a financial point of view. The Wheat First Union opinion was later confirmed in writing and a copy thereof is attached as Annex A hereto. The Board of Directors then determined to accept Parent's proposal and unanimously (i) approved and adopted the proposed plan and agreement of merger in substantially the form presented to the Board of Directors subject to the satisfactory negotiation of certain provisions (other than the $5.00 per Share price to be paid in the Offer or the Merger) by or under the direction of the Chairman of the Board of Directors, (ii) determined that the Offer and the Merger, considered as a whole, are fair to and in the best interests of the Company and its shareholders, and
(iii) recommended that the Company's shareholders tender their Shares in the Offer and vote to approve and adopt the Merger Agreement and the Merger at any meeting of the shareholders held to consider the Merger.

     Representatives of the Company and Parent negotiated the remaining issues on April 22, 1998. The final plan and agreement of merger was executed by the parties after the close of business on April 22, 1998 and a joint announcement of the execution of the plan and agreement of merger was made by Parent and the Company on the morning of April 23, 1998. The plan and agreement of merger as executed and delivered by the parties thereto constitutes the "Merger Agreement" as defined earlier herein.

     In reaching its conclusion and making its determinations as outlined above, the Board of Directors considered a number of factors, including, without limitation, the following:

          (i) the consideration proposed to be paid by Parent pursuant to the Offer and the Merger relative to (A) the Company's historical revenue, income and book value, (B) the Company's internal expectations covering customer counts, same-store sales, revenues, income and book value, and (C) recent and historical market prices of the Shares;

          (ii) the familiarity of the Board of Directors with the business, financial condition and prospects of the Company, the nature of the Company's industry and markets, including the belief of the Board of Directors that in order to be competitive and achieve growth in its industry, the Company would require substantial additional capital;

          (iii) the fact that the form and amount of consideration proposed to be paid by Parent pursuant to the Offer and the Merger were superior to the consideration proposed to be paid by Company A;

          (iv) the fact that the Parent's proposal involved a cash tender offer which would give the Company's shareholders the opportunity to receive the transaction consideration sooner than a stock transaction;

          (v) Parent's knowledge of the cafeteria business and experience in the restaurant industry; and

          (vi) the opinion of Wheat First Union (described below) to the effect that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders.

OPINION OF FINANCIAL ADVISOR TO THE COMPANY

     Pursuant to an engagement letter dated December 5, 1997 (the "Engagement Letter"), the Company retained Wheat First Union to act as its financial advisor in considering the Company's strategic and financial alternatives for maximizing shareholder value, including the possible sale of all or a portion of the Company. After Wheat First Union reported to the Board about its preliminary conclusions on the Company's strategic alternatives, the Board directed Wheat First Union to conduct a controlled auction of the Company and to help in the drafting and preparation of a confidential offering memorandum to be circulated to potential buyers. Wheat First Union is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Wheat First Union as its financial advisor on the basis of Wheat First Union's experience and expertise in transactions similar to the Offer and the Merger, and its reputation in the restaurant and investment industries.

     In connection with the consideration by the Board of the merits of the Offer and the Merger, Wheat First Union was asked under the terms of the Engagement Letter to perform various financial analyses and deliver to the Board its opinion based on such analyses.

     THE OPINION OF WHEAT FIRST UNION WAS DIRECTED TO THE BOARD FOR ITS CONSIDERATION IN CONNECTION WITH THE PROPOSED OFFER AND MERGER, AND IS NOT A RECOMMENDATION TO ANY HOLDER OF COMPANY COMMON STOCK AS TO WHETHER THE OFFER OR THE MERGER IS IN SUCH HOLDER'S BEST INTERESTS OR AS TO WHETHER HOLDERS OF COMPANY COMMON STOCK SHOULD TENDER THEIR SHARES OR VOTE FOR OR AGAINST THE MERGER. THE FULL TEXT OF SUCH WRITTEN OPINION OF WHEAT FIRST UNION DATED APRIL 22, 1998, IS ATTACHED HERETO AS ANNEX A AND SETS FORTH CERTAIN IMPORTANT QUALIFICATIONS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AREAS OF RELIANCE ON OTHERS, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION. THE SUMMARY DESCRIPTION OF SUCH OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE OPINION ATTACHED HERETO AS ANNEX A, AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THE TENDER OFFER MATERIAL.

     In arriving at its opinion, Wheat First Union among other things (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain other information, including financial forecasts, provided to Wheat First Union by the Company, and met with the Company's management to discuss the business and prospects of the Company; (iii) considered certain financial data of the Company and compared that data with similar data for publicly held companies in businesses similar to those of the Company; (iv) considered the financial terms of certain other business combinations and other transactions which had recently been effected; (v) reviewed the financial terms and conditions of the Merger Agreement; and (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Wheat First Union deemed relevant.

     Based upon and subject to its review of the foregoing, its work described below, its experience as investment bankers and other factors it deemed relevant, but subject to the limitations set forth below and in reliance upon the assumptions set forth below, Wheat First Union provided the Board with its opinion as investment bankers that as of the date of its opinion (and as of April 21, 1998, which was the date that Wheat First Union presented its financial analyses to the Board), the aggregate consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view.

No limitations were imposed by the Company on Wheat First Union with respect to the investigations made or procedures followed in rendering its opinion.

     In connection with its review, Wheat First Union did not assume any obligation for independent verification of financial and other information reviewed by it and relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Wheat First Union by the Company's management, Wheat First Union assumed that the forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management as to the future financial performance of the Company and that such projections provided a reasonable basis upon which Wheat First Union could form its opinion. Wheat First Union also assumed that there had been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the dates of the last financial statements made available to Wheat First Union. Wheat First Union relied on advice of the counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, this Statement, the Offer, the Merger and the Merger Agreement. Wheat First Union assumes that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Wheat First Union did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Wheat First Union furnished with any such appraisals. Finally, Wheat First Union's opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Wheat First Union as of, the date of the opinion (April 22, 1998). Accordingly, although subsequent developments may affect its opinion, Wheat First Union did not assume and does not have any obligation to update, revise or reaffirm its opinion.

     Wheat First Union also assumed that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. The Merger Agreement is filed as Exhibit 2 hereto and the terms of the Merger Agreement and the conditions to the Company's obligations thereunder should be reviewed and understood by holders of Shares in connection with their consideration of the Offer and the Merger.

     Set forth below is a brief summary of selected analyses presented by Wheat First Union to the Board on April 21, 1998 in connection with its April 22, 1998 opinion described above.

  Market Test

     Wheat First Union conducted a market test by contacting 27 potential acquirors of the Company and circulating a confidential memorandum to 16 of these entities. From those entities contacted, the Company received four preliminary bids. Such bids ranged in price from $3.80 to $5.00 per share with two bidders proposing all cash consideration and the others proposing a combination of cash and stock of the bidder. After the preliminary bidders were given access to the Company's management team and internal data, the Company received three final bids to acquire the Company ranging in value from $3.68 to $4.55 per share. One bid was structured as an asset purchase and the other two bids were structured as an acquisition of the Company's stock. One of these two bids was an all-cash bid, while the other bid was for the stock of the bidder. The Board directed Wheat First Union to continue to negotiate with the two highest bidders, which resulted in Parent making a final all cash bid of $5.00 per share. Parent's bid was selected as the best bid based on total consideration to shareholders and structure of the proposed transaction. The second highest bidder proposed an offer of cash and stock that would have required the approval of that bidder's shareholders and would have resulted in a longer time period to close.

  Comparable Company Analysis

     Using public and other available information, Wheat First Union calculated the Company's imputed per Share value based on the multiples of latest twelve months' ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") of selected publicly traded family dining restaurant companies ("selected comparable companies"). The group of selected comparable companies was Buffet's Inc., Cracker Barrel Old Country Store, Inc., Furr's/Bishop's Inc., Luby's Cafeterias Inc., Piccadilly Cafeterias, Inc., Ryan's Family Steak Houses, Inc., and Star Buffet, Inc. In comparing the Company's financial performance to that of the selected comparable companies, Wheat First Union made the following observations, among others: (i) the Company's sales declined by 7.9% over the last two fiscal years while compared to a median increase of 8.1% and a mean increase of 5.5% for the selected comparable companies; (ii) the Company had a LTM EBITDA margin of 2.7% compared to a median of 11.2% and a mean of 11.0% for the selected comparable companies; (iii) the Company had a LTM earnings (loss) before interest and taxes ("EBIT") margin of (1.4%) compared to a median of 7.5% and a mean of 7.8% for the selected comparable companies and (iv) the Company had a LTM net income
(loss) margin of (1.0%) compared to a median of 4.9% and a mean of 4.7% for the selected comparable companies.

     Wheat First Union applied the mean and median multiples of LTM EBITDA for the group of comparable companies to the LTM EBITDA of the Company. This analysis indicated an imputed aggregate value (defined as equity value plus net debt) of the Company of between $50.6 million and $55.2 million, or an equity value of between $4.06 and $4.55 per share.

  Comparable Transactions Analysis

     Wheat First Union also reviewed the consideration paid in selected merger and acquisition transactions in the restaurant industry announced since January 1995. Wheat First Union analyzed the consideration paid in such transactions as a multiple of the target companies' LTM EBITDA and then applied the mean and the median of the multiples from those transactions to the Company's LTM EBITDA. This analysis indicated an imputed aggregate value of the Company of between $48.8 million and $52.0 million, or an equity value of between $3.86 and $4.21 per share.

  Premiums Paid Analysis

     Wheat First Union reviewed the consideration paid in comparable U.S. acquisitions announced since January 1, 1996, in which the target company had an equity value of between $10 million and $200 million and in which the acquiror was seeking to purchase at least 90% of the target company's outstanding shares of common stock. Wheat First Union calculated the premiums paid in those transactions over the applicable stock prices of the target companies one day, one week and four weeks prior to the announcement of the acquisition offer, and then calculated the mean and median of those premiums (the mean premiums were 27.6%, 33.2% and 39.1%, while the median premiums were 20.5%, 28.0% and 31.8%, respectively). Wheat First Union then applied the mean and median premiums so derived to the Company's closing share prices on April 9, 1998 ($3.81), April 2, 1998 ($3.25) and March 12, 1998 ($3.13). The share price of the Company as of April 9, 1998, was selected as the price one day prior to announcement for this analysis because on the following day (April 10) the Company filed a press release which, in addition to reporting the results of the Company's Fiscal 1997 third quarter, acknowledged that the Company was in discussions with several unidentified potential acquirors. This analysis indicated an imputed aggregate value of the Company of between $53.1 million and $58.1 million, or an equity value of between $4.33 and $4.86 per share.

     No other company or transaction used in the comparable company analysis, the comparable transactions analysis or the premiums paid analysis as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

  Company Financial Performance Trends

     Wheat First Union analyzed the Company's publicly reported financial performance during the first three fiscal quarters of 1998 and compared the Company's results for the twelve month period ended May 31, 1997, to the Company's results for the twelve month period ended February 28, 1998. Wheat First Union observed the following trends, among other things: (i) the Company's LTM sales declined from $249.6 million to $241.3 million; (ii) the Company's LTM EBITDA declined from $14.4 million to $6.6 million; (iii) the Company's LTM EBIT declined from $4.5 million to ($3.4) million and (iv) the Company's LTM net income declined from $2.7 million to ($2.3) million.

  Discounted Cash Flow Analysis

     Wheat First Union applied a discounted cash flow analysis to the Company's financial forecasts for 1998 through 2000. The Company did not provide Wheat First Union with any financial forecasts for periods beyond 2000.

     In conducting its discounted cash flow analysis, Wheat First Union calculated the estimated future streams of free cash flows that the Company would produce through 2000 (using management's financial forecasts for 1998 through 2000), as well as the estimated value of the Company at the end of the forecasting period ("terminal value"). The terminal value was computed by multiplying the Company's estimated year 2000 EBITDA by a range of multiples between 4.0x and 8.0x, chosen to reflect the Company's potential acquisition multiple at the end of year 2000. Such free cash flow streams and terminal values were discounted to present values using a range of discount rates of between 12% and 16%, chosen to reflect assumptions regarding the Company's cost of capital. This analysis indicated an imputed aggregate value of the Company of between $16.4 million and $62.6 million respectively, or an equity value of between $1.77 and $5.35 per share.

     While the foregoing summary describes all analyses and examinations that Wheat First Union deemed material to the preparation of its opinion to the Board, it does not purport to be a comprehensive description of all analyses and examinations actually conducted by Wheat First Union. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by Wheat First Union, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the presentation of Wheat First Union to the Board on April 21, 1998. In addition, Wheat First Union may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Wheat First Union's view of the actual value of the Company or Company Common Stock. To the contrary, Wheat First Union expressed no opinion on the actual value of the Company or Company Common Stock, and its opinion that is addressed and limited to the Board extends only to the belief expressed by Wheat First Union that the immediate value to holders of Company Common Stock, from a financial point of view under the Offer and the Merger, is within the range of values that might fairly be ascribed to the Company Common Stock as of the date of the opinion of Wheat First Union (April 22, 1998), and as of the date of the Board's consideration of the Offer and the Merger (April 21, 1998). At the time of the delivery of its oral opinion, Wheat First Union provided a draft form of opinion that was the same in all material respects as the executed opinion later provided to the Board.

     In performing its analyses, Wheat First Union made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Wheat First Union are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Wheat First Union's analysis for the Board of the fairness of the Offer and the Merger to the holders of Company Common Stock from a financial point of view, and were provided solely to the Board in connection with the Board's consideration of the Offer and the Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Wheat First Union used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, the opinion of Wheat First Union and the presentation to the Special Committee and the Board summarized above were among the many factors taken into consideration by the Board in making its determination to approve, and to recommend that its shareholders approve, the Merger. Wheat First Union, however, does not make any recommendation to holders of shares of Company Common Stock (or to any other person or entity) as to whether such shareholders should tender their shares pursuant to the Offer or vote for or against the Merger.

     Pursuant to the Engagement Letter, the Company agreed to pay Wheat First Union a retainer of $100,000 and a fee equal to $150,000 upon the delivery of the written opinion to the Board that is described above. This $150,000 fee was not conditioned on the outcome of Wheat First Union's opinion or whether such opinion was deemed favorable or unfavorable by the Company or its Board. In addition, if the Offer and the Merger are effected on the terms set forth in the Merger Agreement, the Engagement Letter provides for the Company to pay Wheat First Union a fee equal to approximately $800,000 (the "Contingent Fee"). The $100,000 retainer and the $150,000 fee described above will be credited against the Contingent Fee payable to Wheat First Union if the Merger is effected. The Company will be obligated to pay the Contingent Fee only if the Offer and the Merger (or another transaction) are consummated. Accordingly, the payment of a substantial majority of Wheat First Union's total fee is subject to the consummation of the Offer and the Merger. The Engagement Letter also calls for the Company to reimburse Wheat First Union for its reasonable out-of-pocket expenses and for the Company to indemnify Wheat First Union, its affiliates, and their respective directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Wheat First Union's engagement. Wheat First Union and its affiliates may maintain business relationships with the Company, Parent, the other bidders and their affiliates.

     In the ordinary course of business, Wheat First Union or its affiliates may actively trade the debt and equity securities of the Company, Parent, the other bidders or their respective affiliates for its or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, Wheat First Union and its affiliates in the past may have provided investment and commercial banking products and services for the Company, Parent, the other bidders, their affiliates and other related persons. Wheat First Union is not affiliated with the Company or Parent.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated December 5, 1997, the Company engaged Wheat First Union to render financial advisory and investment banking services to the Company and to render an opinion as to whether or not the consideration to be paid in a proposed transaction with a prospective purchaser is fair, from a financial point of view, to the Company. Pursuant to the engagement, the Company agreed to pay to Wheat First Union (i) a nonrefundable financial advisory fee of $100,000 ("Advisory Fee"), (ii) a transaction fee of approximately $800,000 representing one percent (1.0%) of any consideration paid up to $50 million, plus three percent (3.0%) of any consideration, including debt assumed, in excess of $50 million ("Transaction Fee"), and (iii) a fee of $150,000 upon the delivery of its opinion ("Opinion Fee"); provided that the Opinion Fee and the Advisory Fee will be credited against the Transaction Fee if the Merger is effected. The Advisory Fee was payable upon engagement, the Opinion Fee was payable upon delivery of the opinion, and the Transaction Fee shall be payable upon the closing of the Merger.

     In addition, the Company has agreed to reimburse Wheat First Union for all reasonable out-of-pocket fees, expenses and costs incurred in connection with the performance of its duties for the Company.

     Neither the Company nor, to the best of the Company's knowledge, any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to shareholders in connection with the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS.

     (a) Neither the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company effected any transaction in shares of Common Stock during the 60 days prior to the date hereof, except that pursuant to the Company's Stock Incentive and Deferred Compensation Plan for Directors, each of the Company's directors other than Messrs. Tatum and Outlaw were deemed to have elected to direct a portion of his or her retainer for the fourth quarter of fiscal 1998 to be allocated to the purchase of shares of Common Stock and, as a result, received 613 shares and options to purchase 1,839 shares of Common Stock.

     (b) To the best knowledge of the Company, each of the Company's executive officers, directors and affiliates presently intends to tender the Shares held by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Items 2 and 3(b) hereof, no negotiation is underway or is being undertaken by the Company in response to the Offer which relates to or could result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) and 4 hereof, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The opinion of Wheat First Union, dated April 22, 1998, is attached hereto as Annex A and incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   -- Offer to Purchase of Parent dated April 29, 1998 and
               related Letter of Transmittal.
Exhibit 2   -- Plan and Agreement of Merger dated April 22, 1998 among the Company, Parent and Offeror.
Exhibit 3   -- Pages 5 through 13 of the Proxy Statement of the Company dated August 20, 1997.
Exhibit 4   -- Form of Indemnification Agreement between the Company and each of its directors and executive officers.
               [Incorporated by reference to Exhibit 10(o) to the Company's Registration Statement on Form 10 filed with the Commission on February 8, 1996.]
Exhibit 5   -- Form of Change of Control Agreement between the Company and each of its executive officers. [Incorporated by reference to Exhibit 10(p) to the Company's Amendment to Registration Statement on Form 10/A filed with the Commission on February 29, 1996.]
Exhibit 6   -- Stay bonus letters dated March 6, 1998 to the Company's executive officers. [Incorporated by reference to Exhibit
               99.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.]
Exhibit 7   -- Amendment dated as of April 22, 1998 to Rights Agreement, dated as of March 2, 1996, as amended, between the Company and SunTrust Bank, N.A.
Exhibit 8   -- Joint Press Release issued by the Company and Parent on
               April 23, 1998.
Exhibit 9   -- Letter to shareholders of the Company dated April 29,
               1998.*
Exhibit 10  -- Opinion of Wheat First Securities, Inc. dated April 22,
               1998 (included as Annex A hereto).

---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 1998

                                            By:   /s/ DOLPH W. VON ARX
                                            ------------------------------------
                                                      Dolph W. von Arx
                                                   Chairman of the Board

                                                                         ANNEX A

                            [WHEAT FIRST UNION LOGO]
CONFIDENTIAL

April 22, 1998

Board of Directors
Morrison Restaurants Inc.
3300 Highlands parkway
Suite 130
Atlanta, Georgia 30082

Members of the Board:

     You have asked us to advise you with respect to the fairness to the stockholders of Morrison Restaurants Inc. ("Morrison") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Plan and Agreement of Merger, dated as of April 22, 1998 (the "Merger Agreement"), among Morrison, Piccadilly Cafeterias, Inc. ("Acquiror"), and a wholly-owned subsidiary of Acquiror ("Merger Sub"). The Merger Agreement provides, among other things, for (i) Merger Sub to make a tender offer (the "Offer") for all outstanding shares of common stock, par value $.01 per share, of Morrison, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock (collectively, "Morrison Common Stock") at a price of $5.00 per share in cash (the "Consideration"), and (ii) the merger (the "Merger") of Morrison with and into Merger Sub, as soon as practicable following the expiration or termination of the Offer, with each share of Morrison Common Stock being converted into the right to receive the Consideration and each outstanding option to purchase Morrison Common Stock being cashed out simultaneously with the Merger such that no options to acquire Morrison Common Stock would exist following the Merger.

     In arriving at our opinion, we have, among other things:

          (i) reviewed certain publicly available business and financial information relating to Morrison;

          (ii) reviewed certain other information, including financial forecasts, provided to us by Morrison, and have met with Morrison's management to discuss the business and prospects of Morrison;

          (iii) considered certain financial data of Morrison and compared that data with similar data for publicly held companies in businesses similar to those of Morrison;

          (iv) considered the financial terms of certain other business combinations and other transactions which have recently been effected;

          (v) reviewed the financial terms and conditions of the Merger Agreement; and

          (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Morrison's management as to the future financial performance of Morrison. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Morrison, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of Morrison.

     We have acted as financial advisor to Morrison in connection with the Offer and the Merger and will receive a fee for our services, including for rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. As part of our investment banking business, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In the ordinary course of business, we or our affiliates may actively trade the debt and equity securities of Morrison and Acquiror for our or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, we and our affiliates in the past may have provided investment and commercial banking products and services for Morrison and Acquiror, their affiliates and other related persons.

     It is understood that this letter is for the information of the Board of Directors of Morrison in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to how such stockholders should vote on the proposed Merger or act in respect of the Offer. Our opinion does not address the relative merits of the transaction contemplated by the Merger Agreement as compared to any alternative business strategies that might exist for Morrison, nor does it address the effect of any other business combination in which Morrison might engage. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Wheat First Securities, Inc.'s prior written consent.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to holders of Morrison Common Stock.

Very truly yours,

 /s/  WHEAT FIRST SECURITIES, INC.
------------------------------------
    Wheat First Securities, Inc.

                                                                         ANNEX B

                           MORRISON RESTAURANTS INC.
                             3300 HIGHLANDS PARKWAY
                                   SUITE 130
                             ATLANTA, GEORGIA 30082

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

April 29, 1998

     This information is being furnished by Morrison Restaurants Inc., a Georgia corporation (the "Company"), to its shareholders in connection with the possible designation by Piccadilly Acquisition Corporation, a Georgia corporation (the "Offeror") and a wholly-owned subsidiary of Piccadilly Cafeterias, Inc., a Louisiana corporation ("Parent"), pursuant to the Plan and Agreement of Merger dated as of April 22, 1998 (the "Merger Agreement") among the Company, Parent and the Offeror, of persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

     Pursuant to the Merger Agreement, the Offeror commenced a tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 29, 1998. The terms and conditions of the Offer are set forth in the Offer to Purchase dated April 29, 1998 (the "Offer to Purchase") and related Letter of Transmittal, which are being mailed by the Offeror to the Company's shareholders concurrently herewith. The Merger Agreement also provides, among other things, for the merger (the "Merger") of the Offeror into the Company, with the Company surviving as a wholly-owned subsidiary of Parent, as more fully described in the Offer to Purchase and in the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") being mailed to the Company's shareholders concurrently herewith.

     The Company had 9,236,440 shares of common stock $.01 par value per share ("Common Stock"), outstanding as of April 20, 1998.

                               BOARD OF DIRECTORS
                                 OF THE COMPANY

GENERAL

     The Company's Articles of Incorporation provide for three classes of directors with staggered, three-year terms of office and provide that upon the expiration of the term of office for a class of directors, the nominees for that class will be elected for a term of three years to serve until the election and qualification of their successors or until their earlier resignation, death or removal from office. The Company's Articles of Incorporation and its Bylaws provide that the Board of Directors shall consist of not less than three nor more than 12 directors and authorize the exact number to be fixed from time to time by resolution of a majority of the Board of Directors or by the affirmative vote of the holders of at least 80% of all outstanding shares entitled to be voted in the election of directors voting together as a single class. The Board of Directors has fixed the exact number of members of the Board of Directors at seven. There is currently one vacancy in Class I of the Board of Directors.

     The Merger Agreement provides that, promptly upon acceptance for payment by the Purchaser of shares of Common Stock pursuant to the Offer, the Offeror will be entitled to designate such number of directors, rounded up to the next whole number, as will give the Offeror representation on the Board of Directors equal to at least that number of directors equal to the product of (i) the total number of directors on the Board of Directors and (ii) the percentage that the number of shares of Common Stock so accepted for payment bears to the number of shares of Common Stock outstanding, and the Company will, at such time, at the election of the Offeror either increase the size of the Board of Directors or use its best efforts to cause the appropriate number of directors who are members of the Board of Directors as of the date of the Merger Agreement to resign and the Offeror's designees to be appointed or elected to fill the vacancies thereby created in conformity with the Georgia Business Corporation Code (the "GBCC"), the Company's Articles of Incorporation and the Bylaws and other applicable law. In addition, until the Effective Time, there will be at least three directors on the Board of Directors who are directors as of the date of the Merger Agreement and who are neither designees nor officers, directors, full-time employees or affiliates of Parent or the Offeror nor full-time employees of the Company (the "Independent Directors"); provided, however, that if the number of Independent Directors is reduced below three for any reason, the Board of Directors will, subject to the approval of the remaining Independent Directors, if any, designate a person or persons to fill the vacancy or vacancies who are directors on the date of the Merger Agreement and not an officer, director, full-time employee or affiliate of Parent or the Offeror nor a full-time employee of the Company, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

     The Offeror has informed the Company that in the event the Offeror accepts for payment 66 2/3% of the outstanding shares of Common Stock, the Offeror will request the Company to use its best efforts to cause three of the existing members of the Board of Directors to resign and to cause four nominees of the Offeror to be appointed to the Board of Directors. The Company currently intends to request Dolph W. von Arx, Dr. Donald Ratajczak and J. Veronica Biggins to serve as Independent Directors.

     Information concerning the Offeror's director designees is set forth in Attachment I hereto. Such information was provided by Parent and the Company assumes no responsibility for the accuracy or completions thereof.

     The Merger Agreement provides that following the election or appointment of the Offeror's designees pursuant to the provisions described above and until the effective time of the Merger (the "Effective Time"), any amendment of the Merger Agreement or the Articles of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligation or other acts of Parent or the Offeror, any waiver of any of the Company's rights thereunder, or any transaction between Parent (or any affiliate or associate thereof) and the Company will require the concurrence of a majority of the Independent Directors. The Independent Directors will have the authority to retain such counsel and other advisors at the expense of the Company as are reasonably appropriate to assist them in the exercise of their duties in connection with Merger Agreement. In addition, the Independent Directors will have the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

CURRENT DIRECTORS

                         CLASS II -- TERM EXPIRING 2000

J. VERONICA BIGGINS
Director of the Company since 1996       Age: 51

     Ms. Biggins has been Executive Search Consultant in the Atlanta, Georgia office of Heidrick & Struggles since February 1995 and is a Partner in such office. Prior thereto, Ms. Biggins served as Assistant to the President of the United States and Director of Presidential Personnel from February 1994 to February 1995 and in various capacities with NationsBank Corporation from 1974 to February 1994, most recently as Executive Vice President-Director of Corporate Community Affairs. Ms. Biggins is also a director of National Data Corporation, Avnet, Inc. and Cameron Ashley Building Products, Inc.

RONNIE L. TATUM
Director of the Company since 1996       Age: 57

     Mr. Tatum has been Chief Executive Officer of the Company since March 1996. Mr. Tatum was President of the Family Dining Division of MRI's Morrison Group from March 1994 until the Distribution in March 1996. Mr. Tatum served as Senior Vice President of MRI's Family Dining Group from 1990 to March 1993.

                         CLASS I -- TERM EXPIRING 1999

E. EUGENE BISHOP
Director of the Company since 1996       Age: 67

     Mr. Bishop was Chairman of the Board of MRI from June 1992 until his retirement in May 1995. From June 1986 to June 1993, he was Chairman of the Board and Chief Executive Officer of MRI. Mr. Bishop was a director of MRI from 1963 until the Distribution in March 1996. Mr. Bishop also is a director of Delchamps, Inc. and Morrison Health Care, Inc.

ARTHUR R. OUTLAW
Director of the Company since 1996       Age: 71

     Mr. Outlaw was Vice Chairman of the Board of MRI from December 1984 until the Distribution in March 1996. From October 1985 to October 1989, he was Mayor, City of Mobile, Alabama. Mr. Outlaw is currently a director of Ruby Tuesday, Inc. and director emeritus of AmSouth Bank, N.A.

                        CLASS III -- TERM EXPIRING 1998

DR. DONALD RATAJCZAK
Director of the Company since 1996       Age: 55

     Dr. Ratajczak is Professor and Director, Economic Forecasting Center, Georgia State University. Dr. Ratajczak was a director of MRI from 1981 until the Distribution in March 1996. Dr. Ratajczak also is a director of Morgan Keegan Inc., CIM High Yield Securities Fund and Ruby Tuesday, Inc.

DOLPH W. VON ARX
Director of the Company since 1996       Age: 63

     Mr. von Arx was Chairman of the Board, President and Chief Executive Officer of Planters LifeSavers Company, an affiliate of RJR Nabisco, Inc. until his retirement in 1991. Mr. von Arx was a director of MRI from 1992 until the Distribution in March 1996. Mr. von Arx is also a director of Cree Research, Inc., BMC Fund, Inc., International MultiFoods, Inc., Mackenzie Investment Management, Inc. and Ruby Tuesday, Inc.

BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information as of April 20, 1998 (except as otherwise noted) regarding the amount of Common Stock beneficially owned by all persons known to the Company who beneficially own more than five percent of the outstanding Common Stock, each director of the Company, each Named Executive (as defined below), and all directors and executive officers of the Company as a group. An asterisk indicates beneficial ownership of less than one percent of the outstanding Common Stock.

                                                          NUMBER OF SHARES
                                                            BENEFICIALLY        PERCENT OF
NAME OR GROUP                                                 OWNED(1)           CLASS(2)
-------------                                             ----------------      ----------
Westport Asset Management, Inc.(3)......................     1,131,263(3)          12.2
The TCW Group Inc./Robert Day(4)........................       554,275(4)           6.0
Franklin Resources, Inc.(5).............................       500,125(5)           5.4
Arthur R. Outlaw(6).....................................       543,599(6)           5.9
J. Veronica Biggins.....................................        16,964                *
E. Eugene Bishop........................................       270,166(7)           2.9
Dr. Donald Ratajczak....................................        25,519                *
Ronnie L. Tatum.........................................        63,163                *
Dolph W. von Arx........................................        74,033(8)             *
Craig D. Nelson.........................................        21,441                *
Mitchell S. Block.......................................        15,187                *
Ginny P. Green..........................................            --                *
William M. Byrd.........................................            16                *
Christopher P. Elliott..................................           925(9)             *
Scears Lee, III.........................................         2,621                *
All directors and executive officers as a group (9
  persons)..............................................     1,030,072             10.8

---------------

(1) Includes (i) shares subject to options exercisable within 60 days after April 20, 1998 held by the named persons and group as follows: J.V. Biggins, 8,268; E.E. Bishop, 171,116; D. Ratajczak, 9,935; R.L. Tatum, 49,354; D.W.
    von Arx, 29,480; C.D. Nelson, 15,678; M.S. Block, 10,683; S. Lee, 1,862; all
    directors and executive officers as a group, 294,514; and (ii) shares held in the Company's Salary Deferral Plan and Deferred Compensation Plan as follows: R.L. Tatum, 1,464; C.D. Nelson, 1,285; S. Lee, 759; M.S. Block,
    943. Information with respect to shares beneficially owned by Messrs. Byrd, Elliott and Lee, former executive officers of the Company, is given as of the latest practicable date, August 8, 1997, the date as of which the information was provided in the Company's 1997 Proxy Statement.

(2) "Percent of Class" has been calculated by taking into account all shares as to which the indicated person has sole or shared voting or investment power (including shares subject to currently exercisable options and options exercisable within 60 days after April 20, 1998), without regard to any disclaimers of beneficial ownership by the person indicated.

(3) Westport Asset Management, Inc.'s address is 253 Riverside Avenue, Westport, Connecticut 06880. The information presented is based on the beneficial owner's Schedule 13G, as amended, which reports beneficial ownership as of December 31, 1997.

(4) The TCW Group, Inc.'s address is 865 South Figueroa Street, Los Angeles, California 90017 and Robert Day's address is 200 Park Avenue, Suite 2200, New York, New York 10166. The information presented is based on the indicated persons' joint Schedule 13G, as amended, which reports beneficial ownership as of December 31, 1997. Robert Day is an individual who may be deemed to control The TCW Group, Inc.

(5) Franklin Resources, Inc.'s address is 777 Mariners Island Boulevard, San Mateo, California 94404. The information presented is based on the Schedule 13G filed by the indicated person and affiliates, which reports beneficial ownership as of December 31, 1997.

(6) Mr. Outlaw's address is 4721 Morrison Drive, Mobile, Alabama 36609. The number of shares indicated includes 12,427 shares owned by Mr. Outlaw's spouse.

(7) Includes 1,540 shares owned by Mr. Bishop's spouse.

(8) Includes 563 shares held in a family trust.

(9) Owned in an Individual Retirement Account.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and greater than 10% shareholders ("Reporting Persons") to file certain reports ("Section 16 Reports") with respect to beneficial ownership of the Company's equity securities. Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by any of them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Reporting Persons during and with respect to fiscal year 1997 have been complied with on a timely basis.

DIRECTORS' FEES AND ATTENDANCE

     The Board of Directors of the Company met five times during fiscal year 1997. Each director attended at least 75% of these meetings and the meetings of any committee of which he or she was a member which was held during the fiscal year.

     Directors who are employees of the Company receive no directors' fees. All non-employee directors currently receive a $10,000 annual retainer and $1,000 per Board meeting attended. Non-employee directors serving on the Audit Committee, the Nominating Committee or the Compensation and Stock Option Committee (other than the Chairmen of such committees) receive a fee of $1,000 for each committee meeting attended. Committee Chairmen receive a fee of $2,000 for each committee meeting attended. Non-employee directors serving on any committee are compensated at a rate of $200 an hour for services performed on special assignments.

     Mr. von Arx, Chairman of the Company's Board of Directors, provides strategic planning, investor relations and management consulting services to the Company on a regular basis. Mr. von Arx is generally compensated at a rate of $2,000 per day for such services. For fiscal year 1997, Mr. von Arx was paid an aggregate of $27,000 for such services. Mr. von Arx is also eligible to participate in a program under the Company's 1996 Stock Incentive Plan that permits him to elect to direct that up to 60 percent of his non-retainer compensation for each fiscal quarter be allocated to the purchase of Company Common Stock on his behalf. Under this program, Mr. von Arx is awarded bonus shares and stock options based on formulas and subject to terms and conditions substantially similar to awards that would be made under the Company's Directors' Plan, as described below, to a participant who elects to allocate a portion of his or her retainer for the purchase of Company Common Stock. In fiscal year 1997, Mr. von Arx purchased 3,177 shares, was awarded 476 bonus shares and was granted options to purchase 10,959 shares under the program.

     The Morrison Restaurants Inc. Stock Incentive and Deferred Compensation Plan for Directors (the "Directors' Plan") permits non-employee directors to defer all or a portion (in 25 percent increments) of their retainer (other than any portion of the retainer allocated to Stock Awards, as described below) and/or any additional meeting and committee fees to a deferred compensation account. Deferred compensation accounts are credited as of the last day of each fiscal quarter with an assumed rate of income equal to 90-day U.S. Treasury Bills, based on the weighted average balance of that account during that fiscal quarter. Amounts credited to a director's deferred compensation account will be distributed not sooner than the earlier of the first January 15 or July 15 following (a) the date of the director's seventieth birthday, or (b) the date the director ceases to be a member of the Board of Directors.

     The Directors' Plan provides that each non-employee director who has not attained the Target Ownership Level, as defined below, will be deemed to have elected to direct that 60 percent of his or her retainer payable for each fiscal quarter be allocated to the purchase of Common Stock on his or her behalf. Each non-employee director who has attained the Target Ownership Level may elect to direct, in 10 percent increments and subject to such other conditions prescribed by the Directors' Plan, that up to 60 percent of his or her retainer for each fiscal quarter be allocated to the purchase of Common Stock on his or her behalf (collectively, the "Stock Awards"). A deemed election will continue in effect until that director, after attaining the Target Ownership Level, modifies or revokes the election in the manner allowed for discretionary elections.

     A director will be treated as having attained the "Target Ownership Level" for a fiscal quarter if he or she owns, on the first day of that fiscal quarter, at least a number of shares of Common Stock with a fair market value, as determined by the closing price on the last trading day prior to such date ("Fair Market Value"), equal to 10 multiplied by that director's annual retainer.

     Each director who has elected, or who has been deemed to have elected, to purchase Stock Awards for a fiscal quarter, will be issued the number of shares of Common Stock equal to the amount of the retainer elected to be so allocated, multiplied by 1.15 and divided by the Fair Market Value of a share of Common Stock, as of the issue date. Common Stock so purchased may not be transferred within three years of the date of purchase, except in the event of death, disability, retirement on or after age 70 or unless the committee administering the Directors' Plan waives this restriction.

     The Directors' Plan provides that each non-employee director who receives Stock Awards, whether through a deemed election or a discretionary election, will be awarded an option to purchase shares of Common Stock (the "Options") equal to three times the number of shares issued pursuant to the discretionary election or deemed election, as the case may be.

     Options issued under the Directors' Plan will be granted on the first day of each fiscal quarter for which an election for a Stock Award is in effect; will become fully exercisable six months following the date of grant; and will be exercisable at the Fair Market Value of the Common Stock as of the date of the option grant. Each Option shall expire generally upon the fifth anniversary of the date on which it was granted. In fiscal year 1997, directors purchased 4,440 shares and the Company awarded to directors 656 bonus shares as well as options for the purchase of 15,288 shares under the program.

     Under the Directors' Plan, each non-employee director shall receive a one-time restricted stock award of 5,000 shares of Common Stock as of the date the individual is first elected to the Board of Directors, provided such individual did not serve as a director of MRI, the predecessor corporation to the Company. Each restricted stock award shall be evidenced by a Stock Incentive Agreement. One-third of the Common Stock subject to any restricted stock award will vest on each of the first three anniversary dates of the date the director was first elected to the Board of Directors if the individual is a non-employee director on the applicable anniversary date. However, shares subject to the restricted stock award shall become 100 percent vested on any earlier to occur, of the following additional vesting dates: the date the individual ceases to be a non-employee director on account of death, disability, attainment of age 70 or upon a Change in Control (as defined in the Directors' Plan).

COMMITTEES OF THE BOARD

     The Board of Directors is responsible for the overall affairs of the Company. To assist the Board of Directors in carrying out this responsibility, the Board has delegated certain authority to three committees. Information concerning these committees follows.

     Audit Committee. The Audit Committee is comprised solely of non-employee directors. The Audit Committee maintains communications with the Company's independent auditors as to the nature of the auditors' services, fees and such other matters as the auditors believe may require the attention of the Board. The Audit Committee reviews the Company's internal control procedures and makes recommendations to the Board with respect thereto. The Audit Committee met two times during fiscal year 1997. The current members of the Audit Committee are E. Eugene Bishop (Chairman), J. Veronica Biggins, Dr. Donald Ratajczak and Arthur
R. Outlaw.

     Compensation and Stock Option Committee. The Compensation and Stock Option Committee (the "Compensation Committee") is comprised solely of non-employee directors. The Compensation Committee makes recommendations to the Board of Directors with respect to compensation of officers and with respect to the granting of stock options. The Compensation Committee met three times during fiscal year 1997. The current members of the Compensation Committee are Dr. Donald Ratajczak (Chairman), J. Veronica Biggins, Arthur R. Outlaw and E. Eugene Bishop.

     Nominating Committee. The Nominating Committee recommends individuals to the Board of Directors for consideration as nominees for directors of the Company. The Nominating Committee will consider any recommendations made by an individual shareholder if submitted in writing and addressed to the Chairman of the Committee or the Secretary of the Company within the time period prescribed in the Company's Articles of Incorporation. Alternatively, notice of nominations to be made by a shareholder at a meeting must be submitted to the Secretary of the Company in the manner and within the time period prescribed in the Articles of Incorporation. Any such recommendation or notice of nomination should be mailed to the Company's headquarters at 4893 Riverdale Road, Suite 260, Atlanta, Georgia 30337. The Nominating Committee met one time during fiscal year 1997. Current members of the Nominating Committee are Dolph W. von Arx (Chairman), J. Veronica Biggins, E. Eugene Bishop, Arthur R. Outlaw, Dr. Donald Ratajczak and Ronnie L. Tatum.

                       EXECUTIVE OFFICERS OF THE COMPANY

     Executive officers of the Company are appointed by and serve at the discretion of the Company's Board of Directors. Information regarding the Company's executive officers as of April 29, 1998 is provided below.

                                                                              EXECUTIVE
              NAME                AGE       POSITION WITH THE COMPANY       OFFICER SINCE
              ----                ---       -------------------------       -------------
Ronnie L. Tatum.................        Chief Executive Officer                 1996
Craig D. Nelson.................        Senior Vice President, Finance          1996
                                        and Assistant Secretary
Mitchell S. Block...............        Vice President, General Counsel         1996
                                        and Secretary
Ginny P. Green..................        Vice President, Human Resources         1997

     Ronnie L. Tatum is Chief Executive Officer of the Company. He was President of the Family Dining Division of MRI's Morrison Group from March 1994 until the Distribution in March 1996. Mr. Tatum served as President of MRI's Family Dining Group from March 1993 to March 1994, and Senior Vice President of MRI's Family Dining Group from 1990 to March 1993.

     Craig D. Nelson is Senior Vice President of Finance and Assistant Secretary of the Company. he was Vice President, Controller of MRI's Morrison Group from July 1994 to March 1996. Mr. Nelson served as Vice
President/Controller -- Family Dining Division from November 1990 to July 1994. He joined MRI in 1976.

     Mitchell S. Block is Vice President, General Counsel and Secretary of the Company. Previously, he was Real Estate Attorney of MRI's Ruby Tuesday Group from April 1993 to March 1996. Prior to joining the Company, Mr. Block was Vice President, General Counsel and Secretary for Wyatt Cafeterias, Inc. in Dallas, Texas, where he worked from March 1986 to April 1993.

     Ginny P. Green has been Vice President, Human Resources of the Company since August 1997. Prior thereto she was Director of Human Resources for Southcorp USA in Atlanta. From 1975 to 1996, Ms. Green held various operational and human resources positions with ARAMARK Services.

                             EXECUTIVE COMPENSATION

     This section discloses compensation awarded, paid to, or earned by the Company's Chief Executive Officer, each of the three other executive officers of the Company who were most highly compensated in fiscal year 1997 and two former executive officers who would have been included in the group of the four most highly-compensated executive officers in fiscal year 1997 had they been executive officers at the end of fiscal year 1997, for services rendered to Morrison Restaurants Inc., a Delaware corporation ("MRI"), prior to the distribution (the "Distribution") by MRI of the Common Stock of the Company to its shareholders effective March 9, 1996, and the Company thereafter during each of the three fiscal years in the period ended May 31, 1997 (together, these persons are sometimes referred to as the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM         ALL OTHER
                                                  ANNUAL COMPENSATION                COMPENSATION      COMPENSATION
                                         --------------------------------------   ------------------   ------------
                                                                                   AWARDS    PAYOUTS
                                                                                  --------   -------
                                                                                  OPTIONS/    LTIP
                                                                 OTHER ANNUAL     SARS(2)    PAYOUTS
        NAME AND POSITION         YEAR   SALARY($)   BONUS($)   COMPENSATION(1)     (#)        ($)        ($)(3)
        -----------------         ----   ---------   --------   ---------------   --------   -------   ------------
  R. L. Tatum                     1997    230,021(4)     -0-           -0-            -0-      -0-         7,389
    Chief Executive Officer       1996    208,416        -0-        10,050         73,663      -0-         7,141
                                  1995    200,400    104,454           -0-          2,007      -0-         7,008
  C.D. Nelson                     1997    132,068(4)     -0-           -0-            -0-      -0-         6,501
    Senior Vice President,        1996    101,228        -0-         3,600         76,011      -0-        21,169
    Finance and Assistant         1995     94,000     40,961           -0-            801      -0-         3,092
    Secretary
  M.S. Block                      1997    118,625(4)     -0-           -0-            -0-      -0-         1,931
    Vice President, General       1996     89,599        -0-         3,600         30,683      -0-           231
    Counsel and Secretary         1995     68,738      9,669           -0-            -0-      -0-           -0-
  W.M. Byrd                       1997    137,500        -0-           -0-            -0-      -0-           -0-
    Senior Vice President,        1996(5)   81,731    72,500           -0-            -0-      -0-           -0-
    Operations                    1995        N/A        N/A           N/A            N/A      N/A           N/A
  C.P. Elliott(6)                 1997    153,892(4)     -0-           -0-            -0-      -0-        28,933
    President and                 1996    145,600        -0-           -0-        232,257      -0-           -0-
    Chief Operating Officer       1995(5)   48,462    39,000           -0-          2,500      -0-           -0-
  S. Lee, III(6)                  1997     95,102(4)     -0-           -0-            -0-      -0-        20,365
    Vice President, Human         1996     97,984        -0-         3,150         24,548      -0-         2,765
    Resources                     1995     94,325     17,248           -0-            870      -0-         2,927

---------------

(1) The amounts in this column include: (a) the following values of bonus shares issued in connection with the purchase of Common Stock under the Management Stock Option Program for fiscal year 1996: R.L. Tatum, $7,500; C.D. Nelson, $3,600; S. Lee, $3,150; and M.S. Block, $3,600; and (b) special pay for fiscal year 1996: R.L. Tatum, $2,550.

(2) For fiscal years 1996 and 1995, the number of options shown includes options to purchase shares of Common Stock of the Company issued upon conversion of options granted by MRI prior to the Distribution. MRI options were converted in the Distribution into options to purchase shares of common stock of each of the Company, MHCI and RTI with the number of shares subject to each such option allocated based on the conversion ratios used in connection with the Distribution and the related reverse stock split. See "Introduction." The exercise price per share of the MRI options has been allocated among the options to purchase common stock of the Company, MHCI and RTI into which the MRI options were converted based upon a formula that took into account the relative trading prices of the common stock of the three companies for the first ten trading days following the Distribution. Such per share exercise price was allocated as follows: 10.22% to the Company option; 32.62% to the MHCI option; and 53.16% to the RTI option. Except for the number of shares and exercise price thereof, the replacement options have the same terms and conditions as the original MRI options.

(3) The amounts in this column include the following: (a) Company contributions to the Deferred Compensation Plan for fiscal years 1997, 1996 and 1995, respectively: R.L. Tatum, $3,800, $3,800 and $3,696; C.D. Nelson, $4,174,
    $3,172 and $3,092; S. Lee, $2,182, $2,765 and $2,927; and M.S. Block $1,931,
    $231 and N/A; (b) executive group life and accidental death and dismemberment insurance plan premiums paid for fiscal years 1997, 1996 and 1995, respectively: R.L. Tatum, $781, $661 and $704; and C.D. Nelson $1,273, $257 and N/A; (c) employee portion of split-dollar life insurance premiums paid by the Company for fiscal years 1997, 1996 and 1995, respectively: R.L. Tatum, $2,808, $2,680 and $2,608; and C.D. Nelson $1,054, N/A and N/A; (d)
    tax gross-up on moving expense reimbursement for fiscal year 1996: C.D. Nelson, $17,740; and (e) severance payments (see "Severance Agreements" below) made during fiscal year 1997: C.P. Elliott $28,933 and S. Lee $18,183.

(4) Amounts for fiscal year 1997 include a retroactive pay increase covering 13 weeks of fiscal year 1996 as follows: R.L. Tatum, $4,321; C.D. Nelson, $6,168; M.S. Block, $3,725; C.P. Elliott, $7,000; S. Lee, $2,787.

(5) Mr. Byrd joined the Company in October 1995; therefore, the amounts shown for fiscal 1996 represent compensation earned for eight months of employment. Mr. Elliott joined the Company in January 1995; therefore, the amounts shown for fiscal 1995 represent compensation earned for five months.

(6) The indicated person resigned his position with the Company effective April 4, 1997. See "Severance Agreements" below.

                          OPTION GRANTS IN FISCAL 1997

     The Company granted no stock options to Named Executives during fiscal year 1997. The Company has no outstanding SARs and granted no SARs during fiscal year 1997.

                         AGGREGATED OPTION EXERCISES IN
                     FISCAL 1997 AND FISCAL YEAR END VALUES

     The following table presents information regarding exercises of options to purchase shares of Common Stock of the Company during fiscal 1997 by the Named Executives and the value of unexercised options to purchase Company Common Stock held at May 31, 1997. There were no Company SARs outstanding during fiscal 1997.

                                                           NUMBER OF
                                                          UNEXERCISED     VALUE OF UNEXERCISED
                                                          OPTIONS AT          IN-THE-MONEY
                                                          FY-END (#)       OPTIONS AT FY-END
                                SHARES        VALUE      -------------    --------------------
                              ACQUIRED ON    REALIZED    EXERCISABLE/         EXERCISABLE/
NAME                          EXERCISE(#)     ($)(1)     UNEXERCISABLE       UNEXERCISABLE
----                          -----------    --------    -------------    --------------------
R. L. Tatum................     -0-           -0-        24,451/77,268         9,258/-0-
C. D. Nelson...............     -0-           -0-         3,548/77,130           913/-0-
M. S. Block................     -0-           -0-           -0-/30,683           -0-/-0-
W. M. Byrd.................     -0-           -0-           -0-/26,875           -0-/-0-
C. P. Elliott(3)...........     -0-           -0-            -0-/2,500           -0-/-0-
S. Lee, III(3).............     -0-           -0-            1,862/200           -0-/-0-

---------------

(1) Value Realized is calculated as follows: [(Per Share Closing Price on date of exercise) - (Per Share Exercise Price)] X Number of Shares for which the option was exercised.

(2) Value of Unexercised In-the-Money Options at fiscal year end is calculated as follows: [(Per Share Closing Sale Price on May 30, 1997) - (Per Share Exercise Price)] X Number of Shares Subject to Unexercised Options. The per share closing sale price on May 30, 1997, the last trading day of fiscal year 1997, was $5.00.

(3) C.P. Elliott and S. Lee, III resigned on April 4, 1997, forfeiting 232,257 and 24,348 unexercisable options, respectively.

RETIREMENT PLAN

     Following the Distribution and in conjunction therewith, the Company became a co-sponsor of the Morrison Restaurants Inc. Retirement Plan (the "Retirement Plan"). Under the Retirement Plan, participants are entitled to receive benefits based upon salary and length of service. The Retirement Plan was frozen as of December 31, 1987, so that no additional benefits have accrued, and no new participants have been permitted since that date. The Retirement Plan is a tax-qualified, funded, defined benefit plan, which covers employees of the Company who had attained age 21 and had completed at least one year of full-time service with MRI by July 1, 1987. A participant's accrued annual benefit is determined generally by adding A and B below, as applicable:

         (A) 1/4 percent of pay up to that year's Social Security Wage Base, plus 1 1/4 percent of pay over the Social Security Wage Base for each credited year of service (as defined in the Retirement Plan) commencing on or after January 1, 1986; and

         (B) 1/4 percent of average pay for the highest consecutive five years from 1976 through 1985 up to $14,400, plus 1 1/4 percent of such pay in excess of $14,400, multiplied by the number of credited years of service with MRI up to January 1, 1986.

     Normal retirement for purposes of the Retirement Plan is age 65, although a participant with at least five years of service may retire with a reduced benefit as early as age 55. Generally, benefits are paid in the form of a single life annuity if the participant is unmarried or a joint and survivor annuity if the participant is married, unless an alternative form of benefit payment is selected by the participant from among a range of options made available under the Retirement Plan. A participant's accrued benefit becomes vested upon completion of five years of service after age 18.

     Benefits payable under the Retirement Plan reduce the amount of benefits payable to a participant in the Executive Supplemental Pension Plan or the Management Retirement Plan, described below.

EXECUTIVE SUPPLEMENTAL PENSION PLAN

     Eligible Named Executives of the Company participate in the Company's Executive Supplemental Pension Plan ("ESPP") adopted March 7, 1996. The ESPP is a nonqualified, unfunded, defined benefit retirement plan for selected employees. Company employees who participated in the MRI Executive Supplemental Pension Plan prior to the Distribution are eligible to participate and receive full credit for benefit accrual purposes for their service with MRI prior to the Distribution, provided such employees have released Ruby Tuesday, Inc. ("RTI"), the successor to MRI, from liability for benefits accrued prior to the Distribution under the MRI Executive Supplemental Pension Plan. (However, both RTI and Morrison Health Care, Inc. ("MHCI"), a company whose shares were also distributed by MRI in the Distribution, have agreed to be secondarily liable for certain benefits accrued under the ESPP to the extent of the amounts these employees had earned under the MRI Executive Supplemental Pension Plan as of the Distribution.) As a condition of entry to the ESPP, future participants must complete five years of consecutive service in one or more qualifying job positions and must have achieved a minimum salary threshold, as described in the ESPP.

     A participant's accrued benefit in the ESPP equals 2.5 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service (as defined in the ESPP) not in excess of 20 years; plus 1 percent of the participant's highest five-year average base salary multiplied by the participant's years and fractional years of continuous service in excess of 20 years, but not in excess of 30 years of such service; less the retirement benefit payable at the age of 65 in the form of a single life annuity payable to the participant under the Retirement Plan; and less the participant's primary Social Security benefits. Base salary includes commissions but excludes bonuses and other forms of remuneration other than salary. Benefits are paid to a participant in the same manner as benefits are paid to the participant under the Retirement Plan and become vested if the participant has completed ten years of service. Normal retirement for purposes of the ESPP is age 65, although a participant with at least five years of service may retire with a reduced benefit as early as age
55. Early retirement provisions allow designated participants to receive unreduced benefits as early as age 55 depending upon criteria specified in the ESPP. A participant's receipt of unreduced early retirement benefits is conditioned upon not competing with the Company for a period of two years following retirement.

     Estimated annual benefits payable upon retirement to persons in specified remuneration and years of continuous service classifications are shown in the following table. All amounts shown are for a single life annuity and assume that active participation in the ESPP continues until age 65. In accordance with the

ESPP, the amounts shown are subject to reduction for Social Security benefits and benefits received under the Retirement Plan.

                      EXECUTIVE SUPPLEMENTAL PENSION PLAN

    ESTIMATED ANNUAL BENEFITS FOR REPRESENTATIVE YEARS OF SERVICE TO AGE 65

                                                                               30 OR
ANNUAL AVERAGE BASE SALARY            10        15         20         25        MORE
--------------------------          -------   -------   --------   --------   --------
$  75,000.........................  $18,750   $28,125   $ 37,500   $ 41,250   $ 45,000
  100,000.........................   25,000    37,500     50,000     55,000     60,000
  125,000.........................   31,250    46,875     62,500     68,750     75,000
  150,000.........................   37,500    56,250     75,000     82,500     90,000
  175,000.........................   43,750    65,625     87,500     96,250    105,000
  200,000.........................   50,000    75,000    100,000    110,000    120,000
  225,000.........................   56,250    84,375    112,500    123,750    135,000
  250,000.........................   62,500    93,750    125,000    137,500    150,000
  275,000.........................   68,750   103,125    137,500    151,250    165,000

     Years of continuing service, to the nearest year, and the five-year average base salary covered by the ESPP for the eligible Named Executives are: Mr. Tatum, over 30 years, $185,787 and Mr. Nelson, 21 years, $97,630.

MANAGEMENT RETIREMENT PLAN

     Effective as of March 7, 1996, the Company adopted the Morrison Restaurants Inc. Management Retirement Plan ("MRP") to provide for a select group of management or highly compensated employees the security of receiving a defined level of retirement benefits. The MRP is a nonqualified, unfunded, defined benefit retirement plan for employees with 15 or more years of credited service (as defined in the MRP) and whose average annual compensation over a consecutive three calendar-year period equals or exceeds $40,000, which amount may be adjusted by the Company from time to time. Company employees who participated in the Retirement Plan prior to the Distribution are eligible to participate and receive full credit for benefit accrual purposes for their service with MRI prior to the Distribution, provided such employees have released RTI, successor to MRI, from liability for benefits accrued prior to the Distribution under the Retirement Plan. (However, both RTI and MHCI have agreed to be secondarily liable for certain benefits accrued under the MRP to the extent of the amounts these employees had earned under the Retirement Plan as of the Distribution.)

     A participant's single-life annuity accrued benefit in the MRP equals 1.5 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service not in excess of 20 years; plus 2 percent of the participant's average compensation determined over the five-year period immediately preceding termination of employment multiplied by the participant's years of credited service in excess of 20 years, but not in excess of 30 years; minus the sum of (a) the participant's Retirement Plan benefits,
(b) the participant's Social Security benefits, and (c) the participant's ESPP Benefit (as defined in the MRP). For purposes of determining a participant's accrued benefit, a year's compensation includes commissions, bonuses and certain types of deferred income, but generally no form of remuneration is counted in excess of $100,000, which amount may be adjusted by the Company from time to time.

     Normal retirement for purposes of the MRP is age 65, although a participant may retire with a reduced benefit as early as age 55. Generally, benefits are paid in the form of a single life annuity if the participant is unmarried or a joint and survivor annuity if the participant is married. If the participant is also entitled to benefits under the Retirement Plan, benefits payable under the MRP must be in the same form as those payable under the Retirement Plan. The MRP allows payment of a participant's accrued benefit, commencing as early as age 55, even if the participant terminated employment prior to attainment of age 55.

     Estimated annual benefits payable upon retirement to persons in specified remuneration and years of credited service classifications are shown in the following table. All amounts shown are for a single life annuity and assume that active participation continues in the MRP until age 65. In accordance with the MRP, the amounts shown are subject to reduction for Social Security benefits, benefits received under the Retirement Plan and benefits payable under the ESPP. A participant is ineligible for benefits under the MRP while receiving any long-term disability benefits.

                           MANAGEMENT RETIREMENT PLAN
    ESTIMATED ANNUAL BENEFITS FOR REPRESENTATIVE YEARS OF SERVICE TO AGE 65

FINAL AVERAGE SALARY                           15           20           25         30 OR MORE
--------------------                         -------      -------      -------      ----------
    $ 40,000...............................  $ 9,000      $12,000      $16,000       $20,000
      60,000...............................   13,500       18,000       24,000        30,000
      80,000...............................   18,000       24,000       32,000        40,000
     100,000...............................   22,500       30,000       40,000        50,000

     Years of credited service and five-year average base salary covered by the MRP for the eligible Named Executives are: Mr. Tatum, over 30 years, $100,000; Mr. Nelson, 21 years, $97,630; and Mr. Lee, 18 years, $89,718.

CONTRACTS WITH EXECUTIVES

     The Company has entered into a Change of Control Agreement (the "Change of Control Agreement") with each of the Named Executives who are currently employed by the Company. The Change of Control Agreement is designed to diminish the distraction of executives by virtue of the personal uncertainties and risks created by a threatened or pending Change of Control (as defined in the Change of Control Agreement and set forth below) and to encourage their full attention and dedication to the Company currently and in the event of any pending or threatened Change of Control.

     Under the Change of Control Agreement, a "Change of Control" is defined as either (a) certain changes in the composition of more than 20 percent of the Board of Directors, or (b) with certain exceptions, any "Business Combination" (as defined in the Change of Control Agreement) that has not been approved by the holders of 80 percent or more of the Company's outstanding voting stock. Events that do not constitute a Change of Control include (a) any Business Combination approved by at least 80 percent of the Continuing Directors (as defined in the Change of Control Agreement), (b) any Business Combination transaction that satisfies certain price and procedural requirements specified in the Company's Articles of Incorporation, and (c) any acquisition by the Company, any of its subsidiaries, or any employee benefit plan of the Company or any of its subsidiaries.

     Prior to the first date on which a Change of Control occurs (the "Effective Date"), each covered executive remains an at-will employee, except as may be provided in any other agreement, and any termination of his employment will terminate his rights under the Change of Control Agreement. If and when the Effective Date occurs, the Company has agreed to continue the employment of the executive, and the executive has agreed to remain in the employ of the Company, for a three-year period (the "Employment Period") commencing on the Effective Date. During the Employment Period, the executive (a) shall receive an annual base salary no less than that received prior to the Effective Date and an annual bonus no less than the average of the last three annual bonuses received prior to the Effective Date, and (b) generally shall be entitled to continuation of retirement, savings and welfare benefit plan participation and practices, expense reimbursements and other fringe benefits on a basis at least comparable to that obtaining prior to the Effective Date.

     If during the Employment Period the Company terminates the executive's employment other than for cause, death or disability, or if the executive terminates his employment for "good reason" (as defined in the Change of Control Agreement), or if the executive terminates his employment for any reason during the 30-day period immediately following the first anniversary of the Effective Date, the executive becomes entitled to receive (a) any unpaid portion of his accrued annual base salary plus a pro rata portion of his highest annual bonus paid or payable for the three fiscal years immediately preceding his date of termination, (b) an amount equal to either three, two or one times the sum of his annual base salary and his highest annual bonus, depending upon the particular multiplier stipulated in his Change of Control Agreement, (c) any other accrued obligations, (d) rights with respect to any outstanding stock options granted to him prior to his date of termination or a cash amount equal to the difference between the option price and the then value of Company stock for which any such option was granted, and (e) certain employee benefits consisting of retirement, savings and various health and welfare insurance benefits. The multiplier referred to in clause (b) of the preceding sentence is three for Mr. Tatum, Mr. Nelson, Mr. Byrd and Mr. Block. If this package of compensation and benefits constitutes "excess parachute payments" as defined under the Internal Revenue Code, the Company will pay an additional amount sufficient to reimburse the executive for all taxes payable by the executive with respect to the parachute payments. The Company estimates that the obligations to the Named Executives as of the date of this Proxy Statement if a Change of Control had occurred and the employment termination provisions of the Change of Control Agreement were to take effect immediately would be approximately as follows: Mr. Tatum $2,828,322; Mr. Nelson $1,725,008; Mr. Block, $1,193,596; and Mr. Byrd $1,536,778. Other executives may be made subject to a Change of Control Agreement by the Board of Directors.

     On April 22, 1998, concurrently with the execution and delivery of the Merger Agreement and as required by the terms thereof, each of Messrs. Tatum, Nelson and Block and Ms. Green entered into a letter agreement with the Company pursuant to which he or she waived any rights under the Change of Control Agreement resulting from the transactions contemplated by the Merger Agreement, created by the Offer or the Merger and agreed that his or her Change of Control Agreement will be deemed terminated effective upon the effective date of the Merger.

SEVERANCE AGREEMENTS

     In connection with Mr. Elliott's resignation effective April 4, 1997, he entered into a severance agreement with the Company pursuant to which: (a) the Company agreed to pay Mr. Elliott an amount of $14,466.67 per month for six months following his termination of employment and for an additional period of up to three months in the event that he had not obtained other employment provided that Mr. Elliott had exercised all due diligence as determined by the Company to obtain such employment; (b) the Company waived any restrictions on the sale of the 37,419 shares of Common Stock acquired by Mr. Elliott under the Company's Management Stock Option Program and agreed to pay him an amount equal to the difference between $7.75 per share (the amount paid by Mr. Elliott upon purchase of such shares) and the closing price per share of Common Stock on the date of any sale that occurs prior to December 31, 1997; (c) each stock option held by Mr. Elliott, other than any stock option issued to him during the fourth quarter of fiscal 1996 under the Company's Executive Stock Option Program and the Management Stock Option Program which would otherwise expire upon termination of employment continued to remain outstanding for a period equal to the lesser of two years from the date of termination of employment or the expiration of the original option period and may be exercised by him when such option becomes exercisable within such period in accordance with its terms; (d) the Company agreed to pay Mr. Elliott any bonus earned by him during fiscal 1997 on a pro rata basis through the date of termination of employment; and (e) the Company agreed to reimburse Mr. Elliott for that portion of his COBRA cost equal to the amount the Company contributes for the same type of employee coverage for a period equal to the lesser of six months or the duration of COBRA contribution period. The severance agreement also provides that Mr. Elliott will receive benefits under the other Company plans in accordance with their terms and contains confidentiality and waiver and release provisions customary for such agreements.

     In connection with Mr. Lee's resignation effective April 4, 1997, he entered into a severance agreement with the Company pursuant to which: (a) the Company agreed to pay Mr. Lee an amount of $9,091.67 per month for 12 months following his termination of employment and for an additional period of up to three months in the event that he had not obtained other employment; (b) the Company waived any restrictions on the sale of the 3,116 shares of Common Stock acquired by Mr. Lee under the Company's Management Stock

Option Program and agreed to pay him an amount equal to the difference between $7.75 per share (the amount paid by Mr. Lee upon the purchase of such shares) and the closing price per share of Common Stock on the date of any sale that occurs prior to December 31, 1997; (c) each stock option held by Mr. Lee, other than any stock option issued to him during the fourth quarter of fiscal 1996 under the Company's Executive Stock Option Program and the Management Stock Option Program which would otherwise expire upon termination of employment continued to remain outstanding for a period equal to the lesser of three years from the date of termination of employment or the expiration of the original option period and may be exercised by him when such option becomes exercisable within such period in accordance with its terms; (d) the Company agreed to pay Mr. Lee any bonus earned by him during fiscal 1997 on a pro rata basis through the date of termination of employment; and (e) the Company agreed to reimburse Mr. Lee for that portion of his COBRA cost equal to the amount the Company contributes for the same type of employee coverage for a period equal to the lesser of 12 months or the duration of COBRA contribution period. The severance agreement also provides that Mr. Lee will receive benefits under other Company plans in accordance with their terms and contains confidentiality and waiver and release provisions customary for such agreements.

STAY BONUS AGREEMENTS

     On March 6, 1998, the Company entered into stay bonus agreements (collectively, the "Stay Bonus Agreements") with each of Messrs. Tatum, Nelson and Block and Ms. Green to encourage such individuals to remain in the employ of the Company during the process of its evaluation of strategic alternatives, as well as through the consummation of a transaction and a winding up period thereafter. The Stay Bonus Agreements provide for the payment of additional compensation in an amount equal to nine (9) times the parties' then current monthly base pay, less applicable withholding, in the event any one of the following occurs: (i) employment is terminated by the Company for any reason other than "Good Cause" (as defined in the Stay Bonus Agreement); (ii) the Company experiences a "Change of Control" (as defined in the Stay Bonus Agreement); or (iii) the party remains employed through December 31, 1999. As a condition to an executive's eligibility to receive the stay bonus, the Company may require such executive to continue as an employee for a period not to exceed 60 days following the Change of Control. Pursuant to the Merger Agreement, Parent has agreed to cause Offeror to honor these Stay Bonus Agreements.

                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Board of Directors of the Company, which is composed solely of non-employee directors of the Company, has furnished the following report on executive compensation.

OVERALL COMPENSATION PHILOSOPHY

     The Company's executive compensation policies and programs emphasize performance-based elements of executive compensation. The Company's executive compensation programs closely align performance measures with current business strategy and are designed to motivate executive behavior. In general, the Company controls base salaries and compensates outstanding performance through more highly leveraged annual and longer-term incentive programs. As a result, the following principles apply to executive compensation:

     - Base salaries are ten percent below the Company's peer group of public companies in the family dining industry; and

     - A very significant portion of executive compensation is tied to the Company's success in meeting predetermined annual performance goals, including the Company's profitability.

     The overall objectives of this strategy are to attract and retain the best possible executive talent and to motivate the Company's executives to achieve the goals inherent in the Company's business strategy.

     The key components of the Company's executive compensation packages are base salary, annual incentive opportunities, and equity devices. The Compensation Committee's policies with respect to each of these elements, including the basis for the compensation awarded to Mr. Ronnie
L. Tatum, the Company's Chief Executive Officer, are discussed below.

BASE SALARIES

     The Company's general approach for base compensation is to establish salary ranges with midpoints which are 10 percent below the 50th percentile of the competitive market in the family dining industry. The Company's general approach is for total compensation to be at the 75th percentile of the competitive market in the family dining industry. Each salary range provides a lower and upper limit on the value of jobs assigned to that range. This reflects the previously mentioned objective of controlling base salary costs and emphasizing incentive compensation. Future adjustments to base salaries and salary ranges are intended to reflect average movement in the competitive market.

ANNUAL INCENTIVE COMPENSATION

     The Company's annual incentive plan directly links annual incentive payments to the accomplishment of predetermined and Board-approved financial and operating goals. Corporate and individual performance objectives are established at the beginning of each fiscal year.

     Each executive's potential incentive is tied to the objective of growth in pre-tax income. Depending upon an executive's organizational level and responsibilities, as well as competitive market practices, annual incentive compensation ranges from 10 percent to 15 percent of base salary if minimum corporate targets are achieved, from 25 percent to 55 percent of base salary if 100 percent of predetermined targeted corporate goals are achieved, and from 90 percent to 165 percent of base salary if maximum corporate goals are achieved. Occasionally the Company may establish a special incentive award for an individual officer or other employee aimed at achieving a specified performance goal.

EXECUTIVE STOCK OWNERSHIP

     Believing that equity ownership plays a key role in aligning the interests of Company personnel with Company shareholders, the Company encourages all employees to make a personal investment in Company stock. In addition, ownership requirements have been developed for the Company's top management group. The following requirements apply to various organization levels: Chief Executive Officer -- a minimum of four times base salary; Senior Vice Presidents and Vice Presidents -- a minimum of two times base salary; and supervisory and store managements -- minimum of one times base salary. These objectives will be phased in over a period of five years that commenced with fiscal year 1997 with the minimum to be fully achieved at the end of that period, and may be accomplished through the exercise of stock options, other stock incentives or open market purchases. Members of the management group must achieve target ownership levels to be eligible to receive future awards under stock-based plans.

LONG-TERM INCENTIVE COMPENSATION

     Awards under the Company's stock-based compensation plans directly link potential participant rewards to increases in shareholder value. The Company maintains stock incentive plans for executive officers and other employees. These plans provide for grants of a variety of stock incentives, including stock options, restricted stock, stock appreciation rights, stock purchase rights and performance shares or units. The programs described below have been established under one or more of these plans.

  Executive Stock Option Program

     The Company has an Executive Stock Option Program which provides for option grants of 200 to 120,000 shares for key employees. The options are issued at fair market value, have a five-year term and generally vest three years after the date of the grant. In order for executives to receive option grants under this program, they must meet certain minimum Common Stock ownership requirements. During fiscal year 1997, one option grant for 4,000 shares was made under this program.

  Management Stock Option Program

     The Company has a Management Stock Option Program for all employees at the General Manager level and higher. Based on organization level, eligible employees may purchase shares of Company stock up to established annual limits. For each share purchased, 1.15 shares will be issued and the participant will receive a five-year option to purchase three times the number of shares of Company stock obtained at a per share exercise price equal to the fair market value of a share on the date of grant. The right to purchase Common Stock under this program is conditioned on the achievement of Company, region or location goals, as the case may be. There is a two-year restriction on the sale of shares acquired through this program other than through the exercise of stock options. The Company granted options to purchase an aggregate of 10,374 shares to employees under this program during fiscal year 1997.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The base salary for Mr. Tatum, the Company's Chief Executive Officer, for fiscal year 1997 was determined by the Compensation Committee in accordance with compensation practices and policies in effect. The Compensation Committee reviewed Mr. Tatum's annual base salary and recommended, and the Board of Directors subsequently approved, an annual base salary of $257,000 for fiscal year 1998. Mr. Tatum's annual base salary was determined taking into account his performance and comprehensive market data.

     Mr. Tatum is eligible to participate in the Company's annual incentive plan under which he may earn a cash bonus determined as a percentage of his salary if predetermined levels of pre-tax income growth are achieved by the Company. For fiscal year 1998, the Chief Executive Officer's bonus opportunity is 15 percent, 55 percent, and 165 percent of his salary if the Company achieves or exceeds "minimum," "target," and maximum" pre-tax income growth levels, respectively.

     Mr. Tatum is eligible to participate in the Executive Stock Option Program described above. In addition, the Compensation Committee has approved Mr. Tatum's participation in the Management Stock Option Program (described above) under which he may purchase Common Stock having a value of up to $50,000 annually, conditioned upon the Company's achievement of pre-established financial goals.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of individual compensation for certain executives that may be deducted by the employer for federal tax purposes in any one fiscal year to $1 million unless such compensation is "performance-based." The determination of whether compensation is performance-based depends upon a number of factors, including shareholder approval of the plan under which the compensation is paid, the exercise price at which options or similar awards are granted, the disclosure to and approval by the shareholders of applicable performance standards, the composition of the Compensation Committee, and certification by the Compensation Committee that performance standards were satisfied. While it is possible for the Company to compensate or make awards under incentive plans and otherwise that do not qualify as performance-based compensation deductible under Section 162(m), the Compensation Committee, in structuring compensation programs for its top executive officers, intends to give strong consideration to the deductibility of awards.

BOARD OF DIRECTORS AND COMPENSATION COMMITTEE

     The Board of Directors of the Company has a standing Compensation Committee whose purpose is to review and make recommendations concerning the base salaries of all officers of the Company and to authorize all other forms of compensation including stock options. Members of the Compensation Committee also administer the Company's stock-based incentive plans. The Compensation Committee met three times during the fiscal year. The Board of Directors approved all decisions of the Compensation Committee during fiscal year 1997. The members of the Compensation Committee are as follows:

                        Dr. Donald Ratajczak (Chairman)
                              J. Veronica Biggins
                                E. Eugene Bishop
                                Arthur R. Outlaw

                           RELATED PARTY TRANSACTIONS

     Mr. Byrd received an interest free loan from the Company in the amount of $65,000 on August 7, 1996 in conjunction with Mr. Byrd's relocation of his home from Norfolk, Virginia to Atlanta, Georgia. Mr. Byrd repaid such loan in full on November 26, 1996.

                               PERFORMANCE GRAPH

     The following chart and table compare the sixteen-month cumulative total return of the Company's Common Stock with the cumulative total return of the Index of NYSE Stock Market Index and the NYSE Eating and Drinking Places Index.

                            COMPARISON OF RETURNS(1)
                       FOR MORRISON FRESH COOKING, INC.,
                       EATING AND DRINKING PLACES INDICES

                                                      MORRISON                          NYSE EATING
               MEASUREMENT PERIOD                      FRESH           NYSE STOCK       AND DRINKING
             (FISCAL YEAR COVERED)                 COOKING, INC.      MARKET INDEX      PLACES INDEX
03/11/96                                                     100.0             100.0             100.0
05/31/96                                                      85.2             104.9              97.8
08/30/96                                                      64.6             103.0              93.8
11/29/96                                                      55.3             117.6              95.6
02/28/97                                                      57.8             123.2              89.8
05/30/97                                                      62.0             131.4             103.0

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(1) Assumes $100 invested in the Common Stock of the Company and in the indicated indices on March 11, 1996, the first business day following the Distribution, and reinvestment of dividends.

                               CHANGES IN CONTROL

     The Offer, if consummated, will result in a change in control of the Company for purposes of Section 14f of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. See the Offer to Purchase for additional information concerning the Offer, Parent and the Offeror.

                                                                    ATTACHMENT I
                          OFFEROR'S DIRECTOR DESIGNEES

     The Offeror has provided the Company with the following information regarding those persons who it intends to designate as directors of the Company following consummation of the Offer. The Company assumes no responsibility for the accuracy or completeness of such information.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                                    FIVE-YEAR EMPLOYMENT HISTORY
----                                           ----------------------------------------------
Ronald A. LaBorde                        Mr. LaBorde (age 41) is President and Chief Executive
                                           Officer of the Parent and has held such positions since
                                           June 1995. From January 1992 to May 1995 he was
                                           Executive Vice President, Treasurer and Chief Financial
                                           Officer of the Parent. He is also a director of
                                           AMEDYSIS, Inc.
J. Fred Johnson                          Mr. Johnson (age 46) has served as Executive Vice
                                           President, Treasurer and Chief Financial Officer of the
                                           Parent since November 1995. From August 1985 through
                                           October 1995 he was employed by Graphic Industries,
                                           Inc., a printing company, in various positions including
                                           Chief Financial Officer and Treasurer. The business
                                           address of Graphic Industries, Inc. is 1720 Peachtree
                                           Street, N.W., Suite 1048, Atlanta, Georgia 30309-2439.
Joseph S. Polito                         Mr. Polito (age 56) has served as Executive Vice President and General Manager of the Parent since July 1995. From
                                           October 1992 to July 1995, he served as the Parent's
                                           Executive Vice President and Director of Training.
Paul W. Murrill                          Mr. Murrill (age 67) is Chairman of the Parent's Board of
                                           Directors. He is retired. He has served as a director of
                                           Gulf States Utilities Company and its successor company,
                                           Entergy Corporation, since 1978. He was chairman and
                                           chief executive officer of Gulf States Utilities Company
                                           for five of those years. Mr. Murrill also served as
                                           Chancellor of Louisiana State University for seven
                                           years. He is a director of Tidewater, Inc., ChemFirst
                                           Corporation, Howell Corporation and ZYGO, Inc.

                                 EXHIBIT INDEX

Exhibit 99.1  -- Offer to Purchase of Parent dated April 29, 1998 and related Letter of Transmittal.
Exhibit 99.2  -- Plan and Agreement of Merger dated April 22, 1998 among the Company, Parent and Offeror.
Exhibit 99.3  -- Pages 5 through 13 of the Proxy Statement of the Company dated August 20, 1997.
Exhibit 99.4  -- Form of Indemnification Agreement between the Company and each of its directors and officers. [Incorporated by reference to Exhibit 10(o) to the Company's Registration
                 Statement on Form 10 filed with the Commission on February 8, 1996.]
Exhibit 99.5  -- Form of Change of Control Agreement between the Company and each of its executive officers. [Incorporated by reference to Exhibit 10(p) to the Company's Amendment to Registration Statement on Form 10/A filed with the Commission on February 29, 1996.]
Exhibit 99.6  -- Stay bonus letters dated March 6, 1998 to the Company's executive officers. [Incorporated by reference to Exhibit
                 99.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.]
Exhibit 99.7  -- Amendment dated as of April 22, 1998 to Rights Agreement, dated as of March 2, 1996, as amended, between the Company and SunTrust Bank, N.A.
Exhibit 99.8  -- Joint Press Release issued by the Company and Parent on
                 April 23, 1998.
Exhibit 99.9  -- Letter to shareholders of the Company dated April 29,
                 1998.*
Exhibit 99.10 -- Opinion of Wheat First Securities, Inc. dated April 22,
                 1998 (included as Annex A hereto).

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* Included in copies mailed to stockholders.